Exhibit 99.1

Evaxion Biotech Reports Preclinical Proof of Concept Data for Evaxion’s AI-powered Vaccine Platform RAVEN for the Design of a Next Generation SARS-CoV-2 Vaccine

Copenhagen, Denmark, June 03, 2021 – Evaxion Biotech A/S (NASDAQ: EVAX), a clinical-stage biotech company developing AI-driven immunotherapies and vaccines to improve the lives of patients with cancer and infectious diseases, announced today new preclinical data from its Adaptive and Intelligent Vaccine for a Rapid Response against Corona Viruses (AICoV) program.

The AICoV program aims to potentially develop the next generation of corona virus vaccines, utilizing RAVEN, Evaxion’s AI powered vaccine design platform, along with Evaxion’s proprietary Antigen Presenting Cell (APC) targeting DNA vaccine technology and novel manufacturing approaches.

The RAVEN platform, an integral part of Evaxion’s AICoV program, combines advanced algorithms from Evaxion’s proprietary AI-immunology™ Core technology to identify optimal T and B cell antigen targets for the development of novel viral vaccines. Early data demonstrate that RAVEN identifies novel immunogenic T cell epitopes outside the spike protein, showing RAVEN’s potential to rapidly support the design of novel SARS-COV-2 vaccines against current and future variants.

This proof-of-concept for Evaxion’s RAVEN platform and APC targeting DNA vaccine technology appears to support the potential development a next generation of SARS-COV-2 vaccines, which would aim to overcome challenges potentially encountered with the current vaccines including:

•	Loss of effectiveness against variants of SARS-CoV-2 due to focus on a single target

•	Requirement for cold storage supply chains

•	Severe adverse events related to viral vector vaccines, which have not been observed in clinical trials relying on DNA vaccine technology

Lars Wegner, CEO of Evaxion, said: “These preclinical data show that Evaxion’s RAVEN platform and proprietary APC targeting DNA vaccine technology have the potential to make a significant contribution in addressing corona viruses. This is an important stepping stone which we believe could enable the development of next generation vaccines against SARS-CoV-2, designed using Evaxion’s AI-powered RAVEN platform to have broader coverage of virus variants and rapid design turn-around with the potential to respond in a short time frame to emerging variants of concern and future viral pandemics. This continued development of our RAVEN platform is very exciting, enabling a truly adaptive vaccine design relying on potent T cell epitopes and neutralizing antibodies to combat current and future variants of concern.”

The application of Evaxion’s proprietary targeted DNA plasmid vaccine technology for a SARS-CoV-2 vaccine, utilizing the receptor-binding domain (RBD) from the spike protein (EVX-APC-RBD), was shown to elicit a T cell response and neutralizing antibodies at comparable levels to those measured in convalescent human sera. Animal studies in mice immunized with EVX-APC-RBD revealed sera derived geometric mean endpoint-titers comparable to preclinical levels reported for spike protein based vaccines. The obtained live virus (SARS-CoV-2) microneutralization geometric mean titers were comparable to that of human derived convalescent sera, supporting the induction of a functional immune response. Furthermore, mice immunized with EVX-APC-RBD showed induction of a T cell response measured by IFNγ ELISpot covering the entire RBD fragment and a similar T-cell response was seen with epitopes selected by the RAVEN platform outside the spike protein.

Evaxion’s ongoing development work in the AI-CoV program is supported by funding from international investors and Innovation Fund Denmark.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, and vaccines against bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines to prevent bacterial and viral infections currently in preclinical development.

For more information

Evaxion	LifeSci Advisors LLC
Glenn S. Vraniak	Mary-Ann Chang
Chief Financial Officer	Managing Director
gvr@evaxion-biotech.com	mchang@lifesciadvisors.com
+1 (513) 476-2669	+44 7483 284 853

Source: Evaxion Biotech

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